ANCHIN
Accountants and Advisors

RAWNATURE5 CORP. D/B/A KOIA

FINANCIAL STATEMENTS

DECEMBER 31, 2020

RAWNATURE5 CORP. D/B/A KOIA

INDEX TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To RawNature5 Corp. d/b/a Koia:

We have audited the accompanying financial statements of RawNature5 Corp. d/b/a Koia, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RawNature5 Corp. d/b/a Koia as of December 31, 2020 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, and has stated that without raising additional capital there is substantial doubt that exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding these matters, are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Anchin, Block & Anchin LLP

New York, New York
September 23, 2021

RAWNATURE5 CORP. D/B/A KOIA

BALANCE SHEET

DECEMBER 31, 2020

ASSETS

Current Assets:		
Cash	$	317,627
Accounts receivable, net		660,799
Inventories		4,350,390
Prepaid expenses and other current assets		248,085
Total Current Assets		5,576,901
Property and Equipment, Net		50,615
Other Assets		40,000
Total Assets	$	5,667,516

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	1,813,675
Accrued expenses		558,328
Line of credit		857,864
Total Current Liabilities		3,229,867
Paycheck Protection Loan Payable		411,127
Total Liabilities		3,640,994
Stockholders' Equity:		
Preferred stock, $0.0001 par value - 48,000,000 shares authorized;		
Series A1 preferred, 7,202,135 shares issued and outstanding		720
Series A2 preferred, 5,500,000 shares issued and outstanding		550
Series A3 preferred, 3,259,793 shares issued and outstanding		326
Series A4 preferred, 5,541,568 shares issued and outstanding		554
Series C1 preferred, 3,273,023 shares issued and outstanding		327
Series C2 preferred, 3,334,994 shares issued and outstanding		333
Series C3 preferred, 4,040,541 shares issued and outstanding		404
Series C4 preferred, 7,409,639 shares issued and outstanding		741
Common stock, $0.0001 par value - 48,000,000 shares authorized;		
5,637,473 shares issued and outstanding		207
Additional paid-in capital		24,986,797
Accumulated deficit		(22,964,437)
Total Stockholders' Equity		2,026,522
Total Liabilities and Stockholders' Equity	$	5,667,516

See the accompanying Notes to the Financial Statements.

RAWNATURE5 CORP. D/B/A KOIA

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Net Sales	$	**15,128,094**
Cost of Goods Sold		**10,152,940**
Gross Profit		**4,975,154**
Operating Expenses:		
Warehouse and logistics expenses		**2,806,693**
Selling expenses		**3,108,862**
Marketing expenses		**3,465,210**
General and administrative expenses		**3,144,044**
Total Operating Expenses		**12,524,809**
Loss from Operations		**(7,549,655)**
Interest Expense, Net of Interest Income of $744		**469,328**
Loss before State Income Taxes		**(8,018,983)**
Provision for State Income Taxes		**800**
Net Loss	$	**(8,019,783)**

See the accompanying Notes to the Financial Statements.

RAWNATURE5 CORP. D/B/A KOIA

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series A3 Preferred Stock		Series A4 Preferred Stock		Series C1 Preferred Stock		Series C2 Preferred Stock		Series C3 Preferred Stock		Series C4 Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2019	4,924,706	$ 136	7,202,135	$ 720	5,500,000	$ 550	3,259,793	$ 326	-	$ -	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	-	$ -	$ 10,367,436	$ (14,944,654)	$ (4,574,422)
Conversion of notes payable to common stock, including discount of $264,542	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,409,639	741	7,895,728	-	7,896,469
Issuance of preferred stock, net of issuance costs of $143,956	-	-	-	-	-	-	-	-	5,541,568	554	-	-	-	-	-	-	-	-	6,560,788	-	6,561,342
Exercise of stock options	712,767	71	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77,472	-	77,543
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	85,373	-	85,373
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,019,783)	(8,019,783)
Balance, December 31, 2020	5,637,473	$ 207	7,202,135	$ 720	5,500,000	$ 550	3,259,793	$ 326	5,541,568	$ 554	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	7,409,639	$ 741	$ 24,986,797	$ (22,964,437)	$ 2,026,522

See the accompanying Notes to the Financial Statements.

RAWNATURE5 CORP. D/B/A KOIA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:		
Net loss	$	**(8,019,783)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		**17,377**
Amortization of deferred financing costs		**69,787**
Beneficial conversion of convertible debt		**264,542**
Accrued interest on convertible notes		**101,922**
Stock-based compensation expense		**85,373**
Decrease (Increase) in:		
Accounts receivable		**349,980**
Inventory		**(1,486,437)**
Prepaid expenses and other current assets		**(179,744)**
Increase in:		
Accounts payable		**760,643**
Accrued expenses		**162,935**
Net Cash Used in Operating Activities		**(7,873,405)**
Cash Flows from Investing Activities:		
Purchases of property and equipment		**(28,323)**
Net Cash Used in Investing Activities		**(28,323)**
Cash Flows from Financing Activities:		
Proceeds from line of credit		**15,820,475**
Repayments of line of credit		**(14,962,611)**
Proceeds from borrowings, paycheck protection loan payable		**411,127**
Proceeds from issuance of Series A4 preferred stock		**6,705,298**
Series A4 preferred stock issuance costs		**(143,956)**
Proceeds received from exercise of stock options		**77,543**
Net Cash Provided by Financing Activities		**7,907,876**
Net Increase in Cash		**6,148**
Cash:		
Beginning of year		**311,479**
End of year	**$**	**317,627**
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	**$**	**33,819**
Supplemental Disclosures of Non-Cash Financing Activities:		
Conversion of debt to Series C4 preferred stock	**$**	**7,896,469**

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

RawNature5 Corp. d/b/a Koia ("Koia" or the "Company") was formed as a C Corporation on October 22, 2014. The Company promotes craveable, healthy, convenient nutrition by developing, marketing, and distributing products that provide plant-powered protein. The product serves several growing markets, including low sugar consumers, those avoiding dairy, consumers following ketogenic diets and, a niche target, vegans. The Company is based in California and operates under the Koia brand name. Koia products are sold principally in the United States and can be found in various distribution channels including mass retailers, conventional retailers, convenience retailers, natural food markets and e-commerce websites. The Company manufactures and maintains its product inventories at third-party manufacturing and warehousing facilities located in the United States.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions involved in preparing the financial statements include estimates of inventory obsolescence and variable consideration associated with revenue recognition such as trade promotions and allowances. Actual results could differ from those estimates.

Liquidity and Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the United States, as well as throughout various countries around the world. The coronavirus and its widespread impact on conducting business has had, and may continue to have, a significant effect on financial markets and business activity.

The Company has been classified as an essential business by Federal, state and local governmental authorities and has continued to conduct its business operations during the pandemic. The Company has been able to maintain its supply chain distribution channels for key ingredients and also maintain its workforce. The Company obtained a paycheck protection loan under the CARES Act (Note 5) to fund payroll and other operating expenses. Future demand for the Company's products and temporary interruptions in the supply chain or its workforce could be affected by the pandemic at any time.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable are recorded at amounts invoiced to customers, and are presented net of allowances for variable consideration, such as consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, temporary price reductions, damages and spoils.

The allowance for doubtful accounts is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible. There was no allowance for doubtful accounts as of December 31, 2020.

Net accounts receivable as of December 31, 2020 was as follows:

Accounts receivable, gross	$ 979,033
Less: accrual for tradespend and discounts	(299,017)
Less: allowance for doubtful accounts	(19,217)
Accounts receivable, net	$ 660,799

Inventories

Inventories consist of raw materials, which includes ingredients and packaging, and finished goods valued at the lower of average cost or net realizable value. On an ongoing basis, the Company evaluates inventory for obsolescence and slow-moving items.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue mainly to retailers and wholesale distributors located in the United States. Revenues primarily result from purchase orders with customers and are generally short term in nature with the shipment or delivery of product as the single performance obligation. Revenue is recognized for the sale of the product at the point in time when the performance obligation has been satisfied and control of the product has transferred to the customer, which generally occurs upon shipment or delivery to a customer, and adjusted for variable consideration. The products are sold on credit terms. The Company’s credit terms typically require payment within 30 days of shipment or delivery and may allow discounts for early payment with certain exceptions.

The Company has elected to treat shipping and handling costs as fulfillment activities rather than an additional promised service. The Company classifies shipping and handling costs in warehouse and logistics expenses on the accompanying statement of operations. Shipping and handling costs were approximately $1,977,000 for the year ended December 31, 2020.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, damages and spoils. Variable consideration related to these programs is recorded as a reduction to revenue based on amounts the Company expects to pay. Estimates of variable consideration are based on current performance, historical utilization, and projected redemption rates of each program. Estimates are reviewed regularly until the incentives are realized and the impact of any adjustments are recognized in the period the adjustments are identified. In many cases, key sales terms such as pricing and quantities ordered are established on a regular basis such that most customer arrangements and related incentives have a duration of less than one year.

Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Gross and net sales for the year ended December 31, 2020 are summarized as follows:

Gross invoiced sales	$ 18,485,497
Less: promotional allowances	(1,888,599)
Less: slotting fees and free-fills	(418,348)
Less: early pay discounts	(275,450)
Less: off-invoice discounts	(394,136)
Less: other tradespend and discounts	(91,432)
Less: damages and spoils	(289,438)
Net sales	$ 15,128,094

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and to net operating loss carry forwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Stock-Based Compensation

GAAP requires the measurement and recognition of compensation expense for all stock-based payment awards using a fair value-based option pricing model. The Company estimates the fair value of stock options and warrants using the Black-Scholes option pricing model.

Advertising

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $2,464,000 for the year.

NOTE 2 - INVENTORIES

Inventories consist of the following at December 31, 2020:

Raw materials	$ 2,023,660
Packaging	290,233
Finished goods	2,036,497
	$ 4,350,390

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2020:

Equipment	$ 123,488
Computer equipment	46,682
	170,170
Less: Accumulated depreciation	(119,555)
	$ 50,615

Depreciation of property and equipment amounted to $17,377 for the year ended December 31, 2020.

NOTE 4 - LINE OF CREDIT

On January 3, 2020, the Company secured a new revolving line of credit facility with a finance company for borrowings not to exceed the lesser of $2,000,000 or a borrowing base. The Company has an accounts receivable borrowing base equal to the lesser of $2,000,000 less advances received from the inventory borrowing base or 85% of eligible net accounts receivable ("AR advances"). The Company also has an inventory borrowing base equal to the least of $2,000,000 less advances received from the accounts receivable borrowing base, 50% of the accounts receivable borrowing base, or the lesser of $1,000,000 or the sum of 25% of eligible raw materials inventory plus 50% of eligible finished goods inventory ("inventory advances"). AR advances bear interest at the prime rate plus 2% per annum (5.25% at December 31, 2020) and inventory advances bear interest at the prime rate plus 4% per annum (7.25% at December 31, 2020). The line of credit matures on January 3, 2022 and will renew for succeeding one-year periods thereafter unless written notice of termination is provided by either party at least 60 days prior to the then-effective termination date. The line of credit is collateralized by substantially all assets of the Company. The maximum borrowings, borrowing base formula and maturity date were amended in August 2021 (see Note 12).

NOTE 4 - LINE OF CREDIT (CONTINUED)

The agreement includes various restrictions on indebtedness, liens, distributions, compensation paid to officers and directors, as well as various financial covenants including maintenance of a tangible net worth greater than $750,000, of which the Company was in compliance for the year ended December 31, 2020. Interest expense for the year related to the line of credit amounted to approximately $34,000.

NOTE 5 - PAYCHECK PROTECTION LOAN PAYABLE

On April 9, 2020 as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the Company applied for, and on April 10, 2020 received, $411,127 under the Paycheck Protection Loan Program (PPP). On July 7, 2021, the Company received a notice from the Small Business Administration confirming that $411,127 has been forgiven as authorized by Section 1106 of the CARES Act.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has nine classes of stock: Common stock, Series A1 preferred stock, Series A2 preferred stock, Series A3 preferred stock, Series A4 preferred stock, Series C1 preferred stock, Series C2 preferred stock, Series C3 preferred stock and Series C4 preferred stock. The Company is authorized to issue 48,000,000 shares of common stock with a par value of $0.0001 per share and 48,000,000 shares of total preferred stock with a par value of $0.0001 per share. Of the 5,637,473 common shares outstanding as of December 31, 2020, 3,524,706 are restricted stock awards that have restrictions on transferability.

Conversion of Debt to Series C4 Preferred Stock

In March 2020, the Company received an investment of $3,902,308 for 3,291,164 shares of Series A4 preferred stock. In connection with the investment, the Company simultaneously converted outstanding debt plus accrued interest of $7,631,928 into 7,409,639 shares of Series C4 preferred stock. At the conversion date, the total beneficial conversion amounted to approximately $265,000 and is included in interest expense in the accompanying statement of operations.

NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

Dividends

Holders of preferred stock are entitled to receive dividends prior and in preference to the payment of any dividend on the common stock of the Company. If declared by the Company's Board of Directors, the dividend payable on each class of stock is calculated as if each series of stock was converted into common stock. Such dividends are not cumulative. After payment to the holders of preferred stock, any additional dividends are to be distributed among all holders of common stock. No dividends were declared as of December 31, 2020.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior and in preference to any distributions to holders of common stock, an amount equal to the original preferred stock issue price per share of $0.31 for Series A1 preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, $1.03 for Series C4 preferred and all declared but unpaid dividends, if any, on such share. The amount remaining available for distribution after payment to the preferred stockholders is to be distributed ratably to the holders of common stock.

Conversion

Any shares of preferred stock may by converted at any time into fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of preferred shares shall be entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate, defined as dividing the original preferred issue price per share of $0.31 for Series A preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, and $1.03 for Series C4 preferred. Such conversion prices are subject to adjustment as set forth in the Company's corporate documents. Mandatory conversion of preferred stock into common stock at the preferred conversion rate is required upon either a closing of the sale of shares of common stock to the public at a price of at least $2.42 resulting in at least $50,000,000 of gross proceeds, or upon the consent of at least 50% of the then outstanding shares of each subseries of preferred stock.

NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

Voting Rights

Holders of common stock have the right to one vote per share. Holders of preferred stock have the right to one vote for each share of common stock into which such share of preferred stock could then be converted.

NOTE 7 - STOCK-BASED COMPENSATION

Stock Option and Grant Plan

The Company may issue up to 9,944,103 non-qualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to officers, employees, directors, consultants, advisors, manufacturers, distributors, brokers and other key persons of the Company. The Company may also issue incentive stock options to employees only.

There were no incentive stock options, restricted or unrestricted stock awards or restricted stock units awarded during 2020. As of December 31, 2020, 3,524,706 total shares of restricted stock awards were issued, of which 3,146,694 were vested as of December 31, 2020 and become fully vested upon a sale of the Company. There were no unrestricted stock awards, restricted stock units or incentive stock options granted as of December 31, 2020. Compensation expense related to restricted stock awards vested during 2020 amounted to $30,241 and is included within general and administrative expenses on the accompanying statement of operations. Unvested compensation expense related to restricted stock awards was $60,482 as of December 31, 2020 and is expected to be recognized over the next 17 months.

NOTE 7 - STOCK-BASED COMPENSATION (CONTINUED)

Stock Option and Grant Plan (Continued)

The following table summarizes the activity during the year ended December 31, 2020 for non-qualified stock options:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2020	2,334,579	$ 0.13	
Granted	2,250,838	0.98	
Exercised	(712,767)	0.11	
Forfeited	(33,166)	0.24	
Outstanding at December 31, 2020	3,839,484	$ 0.64	8.7 years
Exercisable at December 31, 2020	989,974	$ 0.47	

The non-qualified stock options expire after ten years and vest over four or five years with the vesting period commencing on the grant date. In the event that an optionee's employment terminates or services to the Company cease, such optionee may exercise the vested and exercisable portion of stock options on the earlier of six months if due to death or disability or thirty days if such termination or cessation of services provided to the Company is due to any other reason.

Stock option valuation model assumptions used for grants during 2020 are as follows:

Expected volatility	65%
Expected term (years)	6.25 – 6.5
Risk-free interest rate	0.29%
Dividend yield	0%
Grant date fair value of options granted	$0.04 - $0.05

During 2020, there were 642,692 non-qualified stock options issued to two officers of the Company of which 453,192 will vest upon one investor of the Company receiving a 300% return on its investment and 189,500 will vest at a rate of 25% for each three-month period in 2020 or 2021 where cost of goods is equal to or less than $.96 per unit. None of the units vested during the year and as such no compensation expense was recorded.

NOTE 7 - STOCK-BASED COMPENSATION (CONTINUED)

Grant Date Fair Value of Options

Management estimates the fair value of each unit option award on the date of the grant using Black-Scholes option pricing model presented in the table above. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. Expected volatilities are based on an average of comparable public companies' volatilities. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The options vest equally over a period of four to five years from the start date as defined and are exercisable in equal installments over the same vesting period and have an exercise period that cannot exceed 10 years from the date of the grant.

Stock based compensation expense related to the stock compensation plan was $55,132 during the year. As of December 31, 2020, there was approximately $150,293 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.8 years.

NOTE 8 - DEFINED CONTRIBUTION 401K PLAN

The Company maintains a defined contribution 401(k) plan (the "Plan"), covering substantially all employees. The Plan provides for discretionary safe harbor matching contributions of employees' voluntary contributions up to 4% of earnings, as defined in the Plan. Contributions to the Plan by the Company amounted to approximately $74,000 for the year ended December 31, 2020.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Major Customers

Three customers accounted for approximately 35%, 11%, and 11% of sales for the year, and approximately 15%, 14% and 10% of the Company's accounts receivable, respectively, before the allowance for variable consideration at December 31, 2020.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Major Suppliers

Three suppliers accounted for approximately 21%, 18%, and 12% of total purchases for the year. Management believes there are other suppliers that could be substituted should its current major suppliers become unavailable.

NOTE 10 - INCOME TAXES

The Company is taxed as a C corporation for federal, state and local income tax purposes. At December 31, 2020, there was no provision for deferred income taxes.

The components of the deferred tax assets and liabilities are summarized as follows at December 31, 2020:

Deferred tax assets:	
Net operating loss carryforward	$ 6,133,353
Accounts receivable reserve	78,872
Intangible assets	27,272
Accrued expenses	96,901
Stock compensation	66,467
Valuation allowance	(6,393,338)
Total deferred tax assets	$ 9,527
Deferred tax liabilities:	
Property and equipment	$ 9,527
Total deferred tax liabilities	$ 9,527

At December 31, 2020, the Company has available federal net operating loss carryforwards of approximately $22,728,000, of which approximately $3,179,000 expire between 2035 and 2037 and $19,549,000 carry forward indefinitely. The valuation allowance increased by approximately $2,400,000 in 2020.

NOTE 11 - GOING CONCERN

The Company has incurred recurring net losses and cash outflows from operations for each of the years since its formation, as planned by management. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management acknowledged that in the Company's current financial condition, the Company would be unable to meet its obligations. Management has developed a plan to raise additional capital through the issuance of preferred stock to new and existing investors and has obtained an increase of $2,000,000 to their existing line of credit facility. Management also plans to continue aggressive growth by acquiring new customers through increased marketing and promotional efforts. Because it is not possible at this time to predict the outcome of management's efforts, substantial doubt was not alleviated regarding the ability of the Company to continue as a going concern during the ensuing year.

NOTE 12 - SUBSEQUENT EVENTS

On March 5, 2021, the Company issued convertible notes to two existing investors in exchange for $5,000,000. The convertible notes bear interest at a rate of 20% per annum and mature on September 5, 2022. Upon maturity, if the convertible notes have not been repaid, then the noteholders have the option to convert into a number of the then-most senior class of preferred shares of the Company or may initiate a dual track process defined as a simultaneous sale process and equity financing for the purpose of financing the Company's repayment of the convertible notes.

In 2021, the Company issued 458,677 shares of Series A4 preferred stock to new investors in exchange for $555,000.

On August 25, 2021, the line of credit facility (Note 4) was amended for borrowings not to exceed the lesser of $4,000,000 or a borrowing base. The Company has an accounts receivable borrowing base equal to the lesser of $4,000,000 less advances received from the inventory borrowing base or 85% of eligible net accounts receivable ("AR advances"). The Company also has an inventory borrowing base equal to the lesser of $4,000,000 less advances received from the accounts receivable borrowing base or the sum of 25% of eligible raw materials inventory plus 50% of eligible finished goods inventory, less reserves and less $500,000 ("inventory advances"). The line of credit matures on January 3, 2023 and will renew for succeeding one-year periods thereafter unless written notice of termination is provided by either party at least 60 days prior to the then-effective termination date

Subsequent events have been evaluated through September 23, 2021, which is the date the financial statements were available to be issued.